Exhibit 99.1

58.com Announces Formation of Special Committee to Evaluate and Consider Non-Binding Proposal or Any Alternative Strategic Option

BEIJING, April 20, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, today announced that its Board of Directors (the “Board”) has formed a special committee (the “Special Committee”) consisting of two independent directors, Mr. Robert Frank (Bob) Dodds Jr. and Ms. Lily Li Dong, to evaluate and consider the previously announced preliminary non-binding acquisition proposal letter dated April 2, 2020 (the “Proposal”) or any alternative strategic option that the Company may pursue.

The Board cautions the Company’s shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal or that any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com